Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Hunt Companies Acquisition Corp. I (the “Company”) on Amendment No. 2 to Form S-1 (File No. 333-254542) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 19, 2021, except for Notes 1, 4 and 8, as to which the date is November 1, 2021 with respect to our audit of the financial statements of Hunt Companies Acquisition Corp. I as of March 8, 2021 and for the period from March 2, 2021 (inception) through March 8, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

November 1, 2021